

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2010

Vincent R. Volpe, Jr.
President and Chief Executive Officer
Dreser-Rand Group, Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re: Dresser-Rand Group, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 25, 2010**
> **File No. 001-32586**

Dear Mr. Volpe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 46

1.   We note that your Compensation Committee undertook a review of your compensation policies and practices as they relate to your risk management practices and risk-taking initiatives and to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the company. Please advise us of the conclusion reached as a result of the review and describe the process you undertook to reach that conclusion.

Definitive Proxy Statement on Schedule 14A

Potential Conflicts of Interest . . ., page 15

2.	In your future filings, as applicable, please disclose whether the decision to engage the compensation consultant or its affiliates for the additional services you mention was made or recommended by your management. See Item 407(e)(3)(iii) of Regulation S-K.

Risk Management Oversight . . ., page 16

3.	We note the reference to the "leadership structure of the Board," but it is unclear from your disclosure why the structure you mention is appropriate given your specific characteristics or circumstances, other than with respect to the board's risk oversight function. See Item 407(h) of Regulation S-K. Please revise applicable future filings.

* * * * * * *

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): Mark F. Mai, Esq.—Vice President, General Counsel and Secretary